FILED PURSUANT TO RULE 424(B)(3)
File Number 333-181012
ARAMARK CORPORATION
SUPPLEMENT NO. 6 TO
PROSPECTUS DATED
JANUARY 4, 2013
THE DATE OF THIS SUPPLEMENT IS MARCH 1, 2013
ON FEBRUARY 28, 2013, ARAMARK CORPORATION FILED THE ATTACHED
CURRENT REPORT ON FORM 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
_______________

Date of report (Date of earliest event reported): February 22, 2013

ARAMARK CORPORATION
(Exact name of registrant as specified in charter)

Delaware	001-04762	95-2051630
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1101 Market Street Philadelphia, Pennsylvania		19107
(Address of Principal Executive Offices)		Zip Code

Registrant's telephone, including area code: 215-238-3000
N/A
(Former name and former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement

On February 22, 2013, ARAMARK Corporation (the “Company”) entered into Amendment Agreement No. 4 (the “Amendment Agreement”) to the Amended and Restated Credit Agreement dated as of March 26, 2010 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among the Company (as successor to RMK Acquisition Corporation), ARAMARK Canada Ltd., ARAMARK Investments Limited, ARAMARK Ireland Holdings Limited, ARAMARK Holdings GmbH & Co KG, ARAMARK GmbH, ARAMARK Intermediate Holdco Corporation, each subsidiary of the Company that, from time to time, becomes a party thereto, the financial institutions from time to time party thereto (the “Lenders”), JPMorgan Chase Bank, N.A., as LC Facility Issuing Bank, the Issuing Banks named therein, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent for the Lenders thereunder and the other parties thereto from time to time. The Company previously announced that it was seeking and had received the requisite consents and lender commitments to complete the Amendment Agreement.

Among other things, the Amendment Agreement provides for $1,400 million in the aggregate of new term loans with a maturity date expected to be on or around September 7, 2019. The Amendment Agreement also provides for the extension, from January 26, 2015 to January 26, 2017, of the maturity of $500 million in revolving lender commitments of the existing $550 million revolving credit facility under the Credit Agreement. The maturity date of the extended revolving credit facilities would accelerate to April 26, 2016 if term loans under the Credit Agreement that are due on July 26, 2016 remain outstanding on April 26, 2016. The Amendment Agreement also provides for an increase in the maximum senior secured leverage ratio to reflect the additional secured indebtedness associated with the new term loan borrowings and provides certain additional flexibility with respect to the restricted payments covenant. The Amendment Agreement also increases the applicable margins for the Company's existing term loans and the fee rates on extended maturity letter of credit deposits. The effectiveness of the Amendment Agreement and the borrowing of the new term loans thereunder are subject to customary closing conditions, including delivery of legal opinions and closing certificates. Subject to the satisfaction of those conditions, the Company expects the effectiveness of the Amendment Agreement and the new term loan borrowings to occur on or around March 7, 2013.

Investment funds associated with Goldman, Sachs & Co. and JPMorgan Chase Bank, N.A. own capital stock of ARAMARK Holdings Corporation, the Company's ultimate parent company. Affiliates of Goldman, Sachs & Co. are parties to the Amendment Agreement as Lenders. JPMorgan Chase Bank, N.A. is a party to the Amendment Agreement as LC Facility Issuing Bank and as administrative agent and collateral agent for the Lenders. In addition, affiliates of Goldman, Sachs & Co. and JPMorgan Chase Bank, N.A. acted as arrangers in connection with the Amendment Agreement.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment Agreement, filed as Exhibit 10.1 hereto and incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits:

10.1
Amendment Agreement No. 4, dated as of February 22, 2013, to the Credit Agreement, dated as of January 26, 2007, as amended and restated as of March 26, 2010, by and among ARAMARK Corporation (as successor to RMK Acquisition Corporation), ARAMARK Canada Ltd., ARAMARK Investments Limited, ARAMARK Ireland Holdings Limited, ARAMARK Holdings GmbH & Co KG, ARAMARK GmbH, ARAMARK Intermediate Holdco Corporation, the Guarantors (as defined therein) party thereto, the Lenders (as defined therein), JPMorgan Chase Bank, N.A., as administrative agent, collateral agent and LC facility issuing bank and the other parties thereto from time to time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARAMARK CORPORATION

Date:	February 28, 2013	By:	/s/ KAREN WALLACE
		Name:	Karen Wallace
		Title:	Vice President and Treasurer

EXHIBIT INDEX

Exhibit No.	Description
10.1
Amendment Agreement No. 4, dated as of February 22, 2013, to the Credit Agreement, dated as of January 26, 2007, as amended and restated as of March 26, 2010, by and among ARAMARK Corporation (as successor to RMK Acquisition Corporation), ARAMARK Canada Ltd., ARAMARK Investments Limited, ARAMARK Ireland Holdings Limited, ARAMARK Holdings GmbH & Co KG, ARAMARK GmbH, ARAMARK Intermediate Holdco Corporation, the Guarantors (as defined therein) party thereto, the Lenders (as defined therein), JPMorgan Chase Bank, N.A., as administrative agent, collateral agent and LC facility issuing bank and the other parties thereto from time to time.